

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2015

Thomas A. Kingsbury
President and Chief Executive Officer
Burlington Coat Factory Investments Holdings, Inc.
1830 Route 130 North
Burlington, NJ 08016

  Re: Burlington Coat Factory Investments Holdings, Inc.
     Form 10-K for the fiscal year ended February 1, 2014
     Filed April 23, 2014
     File No. 333-137916-110
     Burlington Coat Factory Warehouse Corp
     Form 10-K for the fiscal year ended February 1, 2014
     Filed April 23, 2014
     File No. 001-08739

Dear Mr. Kingsbury:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ James Allegretto for

          Jennifer Thompson
          Accounting Branch Chief